________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 8

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

            This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.

         Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

                  On August 27, 2002, Omnicare sent the following letter to the Company and made its contents public:

                         [LETTERHEAD OF OMNICARE, INC.]

                                 August 27, 2002

BY FACSIMILE AND OVERNIGHT COURIER

Board of Directors
NCS HealthCare, Inc.
3201 Enterprise Parkway
Suite 220
Beachwood, Ohio 44122

Gentlemen:

We have reviewed the Schedule 14D-9 filed by NCS HealthCare, Inc. ("NCS") on August 20, 2002, in response to Omnicare, Inc.'s ("Omnicare") tender offer of $3.50 per share in cash for all of the outstanding shares of Class A and Class B common stock (the "Shares") of NCS and the recent public statements made by NCS regarding Omnicare's tender offer. We feel compelled to respond to your public statements regarding Omnicare's tender offer so that your stockholders will have the facts and not continue to be misled.

1. LET US MAKE ONE FACT PERFECTLY CLEAR. OMNICARE'S TENDER OFFER IS NOT CONDITIONED ON DUE DILIGENCE.

You have stated that Omnicare's tender offer is conditioned on due diligence. This statement is false. As is clear on the face of our Offer to Purchase, OMNICARE'S TENDER OFFER IS NOT SUBJECT TO ANY DUE DILIGENCE AND DOES NOT INCLUDE A DUE DILIGENCE CONDITION.

2. THE CONDITIONS TO OUR TENDER OFFER RELATE PRIMARILY TO THE ILLEGAL AGREEMENTS THAT NCS AND MESSRS. OUTCALT AND SHAW HAVE ENTERED INTO WITH GENESIS.

You also claim that our tender offer is highly conditional and that the conditions to our tender offer are not capable of being satisfied. That is just wrong. In fact, most of the conditions to our tender offer are necessitated only by the illegal NCS/Genesis Merger Agreement and the voting agreements entered into by Messrs. Outcalt and Shaw, in clear violation of your fiduciary duties. The satisfaction of these conditions is well within your control. It is disingenuous of you to claim that our offer is highly conditional when such conditions are primarily the result of your illegal actions.

Moreover, Omnicare has supplemented its Offer to Purchase to make clear that any determination relating to the satisfaction of any of the conditions to the tender offer will be made on a reasonable basis.

3. OMNICARE'S TENDER OFFER IS "SUPERIOR" TO THE GENESIS TRANSACTION.

Our $3.50 per share fully financed, all-cash offer is superior to the Genesis offer, which, based on yesterday's closing stock price, is worth approximately $1.57 per share. We would rather have $3.50 per share than $1.57 and assume that your stockholders also would conclude that $3.50 is superior to $1.57. The primary barriers to our offer are those that result from your illegal actions and are barriers that you can remove.

4. OMNICARE HAS ALSO MADE A "SUPERIOR" MERGER PROPOSAL.

As an alternative to our tender offer, Omnicare also has made a bona fide proposal in writing to acquire the Shares for $3.50 per share in cash in a negotiated merger transaction. Although this proposal (like Omnicare's tender offer) provides significantly greater value to NCS stakeholders than the proposed NCS/Genesis transaction, NCS HAS AGAIN IGNORED OMNICARE.

In a letter to you, dated August 15, 2002, we agreed to execute a merger agreement (the "NCS/Omnicare Merger Agreement") substantially identical to the NCS/Genesis Merger Agreement. Unlike the alleged NCS/Genesis Merger Agreement, however, our proposed agreement does not include a "break-up" fee and other provisions intended to preclude a superior proposal. It specifically gives you a "fiduciary-out," which enables you to terminate the NCS/Omnicare Merger Agreement if a superior offer should emerge.

5. OMNICARE'S MERGER PROPOSAL IS NOT CONDITIONED ON DUE DILIGENCE.

As is the case with our tender offer, Omnicare's merger proposal is not conditioned on due diligence. Omnicare is willing to execute the NCS/Omnicare Merger Agreement, and our agreement contains no conditions other than those already agreed to by NCS in the NCS/Genesis Merger Agreement.

In our efforts to negotiate a transaction with NCS for almost a year, we have, like all buyers in a negotiated transaction, including Genesis, requested confirmatory due diligence materials from NCS. This request was not only standard and customary, but was, in fact, invited by NCS. We assume that Genesis was given access to all of the due diligence materials that it requested from NCS.

To avoid any doubt on your part, we reiterate that Omnicare does not require any period of due diligence before purchasing Shares in its tender offer (as is clear on the face of our Offer to Purchase) or executing the NCS/Omnicare Merger Agreement. Neither our tender offer nor the proposed merger is subject to a due diligence condition.

6. NCS BONDHOLDERS AND OTHER CREDITORS WILL RECEIVE EQUAL TREATMENT.

You also claim that our tender offer does not contain a binding commitment to provide full and complete recovery to the creditors of NCS. This statement is false. We have committed publicly, on several occasions, that, in the case of our tender offer and our merger proposal, NCS bondholders and other creditors would be treated exactly the same as they are proposed to be treated in the NCS/Genesis transaction. This claim is merely another poor attempt to move the focus from the real issues - Omnicare's offer is superior to the proposed NCS/Genesis transaction and you have breached your fiduciary duties by not even discussing our demonstrated interest or negotiating with us.

7. OMNICARE IS WILLING TO DISCUSS ALL ASPECTS OF ITS SUPERIOR OFFER.

You also claim that Omnicare's offer does not provide NCS stockholders with the opportunity to participate in any long-term appreciation in the value of Omnicare's stock. As detailed below, Omnicare's offer provides NCS stockholders with significantly greater value than the proposed NCS/Genesis transaction. In addition, we have stated publicly, on several occasions, that we are willing to discuss all aspects of our tender offer and merger proposal, including structure, price and form of consideration.

We reiterate our willingness to discuss all aspects of our offer, including structure, price and the form of consideration to be paid to NCS stakeholders in a transaction with Omnicare.

We, again, point out that Omnicare's fully financed, all-cash offer represents more than twice the value of the proposed NCS/Genesis transaction and is nearly five times the value of NCS's closing stock price of $0.74 on July 26, 2002 (the last trading day before Omnicare publicly announced its acquisition proposal and before NCS announced its proposed transaction with Genesis). Based on yesterday's closing stock prices, the value of the Genesis offer is approximately 27% below the value of NCS common stock. In addition, as detailed above, we have committed to treating NCS bondholders and other NCS creditors exactly the same as they are proposed to be treated in the NCS/Genesis transaction, and we are willing to execute the NCS/Omnicare Merger Agreement (which is more favorable to NCS than the NCS/Genesis Merger Agreement that was approved by you).

Pursuant to the terms of the NCS/Genesis Merger Agreement, you are permitted to consider a "Superior Proposal." We cannot understand how, in light of the foregoing, the NCS Board could, in a manner that is consistent with the discharge of its fiduciary duties, refuse to declare Omnicare's offer a "Superior Proposal" under the NCS/Genesis Merger Agreement. If Omnicare's offer, which provides significantly greater value for NCS stockholders is not a "Superior Proposal," the provision in the NCS/Genesis Merger Agreement permitting the NCS Board to consider other proposals is meaningless.

Omnicare is committed to completing a transaction with NCS. We have attempted to negotiate a transaction with NCS for more than a year. Prior to executing the NCS/Genesis Merger Agreement, you were aware of Omnicare's clearly superior proposal. You chose, for reasons that obviously have nothing to do with delivering value to NCS stockholders, to accept a significantly lower value transaction with Genesis. You should be honest with your stockholders.

                                     * * * *

We would prefer to discuss these matters directly with you and not engage in record-creating letter writing exercises and litigation. However, until you are willing to deal directly with us, we are compelled to use these means to explain ourselves to you and your stockholders.

Sincerely,

Joel F. Gemunder
President and Chief Executive Officer

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.*

(a)(1)(G)  Summary Advertisement, published August 8, 2002.*

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.*

(a)(1)(J)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)  First Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on August 12, 2002.*

(a)(1)(L)  Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M) First Amended Complaint filed in the United States District Court for the Northern District of Ohio on August 21, 2002.*

(a)(1)(N)  Press release issued by Omnicare, Inc. on August 26, 2002.*

(a)(5)(A)  Form of Agreement and Plan of Merger proposed by Omnicare, Inc.*

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.*

(e)        None.

(f)        None.

(g)        None.

(h)        None.

---------------------
* Previously filed.